UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-40539

ironSource Ltd.

(Translation of registrant’s name into English)

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-747990001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

ironSource Ltd. (the “Company”) is filing this Form 6-K to disclose open market purchases of its ordinary shares by a director of the Company. On February 18, 2022, Orlando Bravo, a director of the Company, purchased 333,333 ordinary shares of the Company in open market transactions at an average price per share of $5.99. The ordinary shares were purchased during an open window and in compliance with all relevant requirements of the Company’s Insider Trading Policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ironSource Ltd.

By:	/s/ Assaf Ben Ami
Name: Assaf Ben Ami
Title: Chief Financial Officer

Date: March 1, 2022